

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-mail
Richard Sharff, Esq.
Executive Vice President, General Counsel and Corporate Secretary
ASC Acquisition LLC
3000 Riverchase Galleria, Suite 500
Birmingham, AL 35244

> **Re: ASC Acquisition LLC**
> **Registration Statement on Form S-1**
> **Filed September 5, 2013**
> **File No. 333-190998**

Dear Mr. Sharff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical Consolidated Financial and Other Data, page 14

1. We acknowledge your revisions and response to comment 12 and continue to believe that system-wide revenues are prohibited by Item 10 of Regulation S-K. These measures circumvent GAAP by combining results of entities that would be prohibited to be consolidated under GAAP. We therefore reissue our same comment. Please remove all disclosure of system-wide revenues from the registration statement.

Capitalization, page 56

2. It appears that the conversion from a Delaware limited liability company to a Delaware corporation should be presented in a "pro forma" column then the effects of the offering should be presented in a separate "as adjusted pro forma" column. Please revise.

Pro Forma Condensed Combined Financial Information, page 67

3. Tell us why the pro forma information does not reflect all the other recent acquisitions, deconsolidations, consolidations and shifts in ownership percentages that occurred during 2012 or 2013. Pro forma financial statements are required for individually insignificant acquired businesses if they are significant in the aggregate at over the 50% level.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Facilities
Our Consolidated Results, page 81

4. With regard to comment 27 we continue to believe you should provide more discussion and analysis of net income attributable to noncontrolling interests and net loss attributable to ASC Acquisition in MD&A in order to explain the difference in net income and net loss attributable to ASC Acquisition. Please revise.

Equity-Based Compensation, page 97

5. We acknowledge your response and revisions to comment 31. In your revised disclosures we do not find the significant factors and assumption used to determine enterprise fair value at the specific dates that you granted stock options nor factors contributing to significant changes in the fair value of the underlying stock (membership units) from one date to the next date. It is also not apparent that you have utilized methodologies, approaches and assumptions consistent with the stated literature. Please provide this information in revised disclosures as requested.

Financial Statements, page F-1

6. We acknowledge your response to comment 47. Our comment requested that you demonstrate why financial statements for ASC Operators are the only financial statements required by Rule 3-09 of Regulation S-X. Please demonstrate that additional financial statements are not required by providing us your significance tests.

Notes to Consolidated Financial Statements
Note 7. Results of Operations of Nonconsolidated Affiliates, page F-27

7. With regard to comment 56, disclosure of aggregate impairments without identification of the related assets does not appear to be useful. As the impairments totaling $9.2 million are material, more discussion of the impairments is necessary in MD&A in order to understand the registrant's results of operations and ascertain the likelihood that past performance is indicative of future performance. Discussion should include the investments impaired, the amount of impairment of each, and any trends or uncertainties that you reasonably expect may have an unfavorable impact on income from continuing operations.

Note 11. Equity-Based Compensation, page F-38

8. With regard to your response to comment 60 tell us the other publicly-traded companies you considered and why you only used one company to estimate your volatility. Provide us the names and volatilities of the other companies, how you deemed them to be similar and explain why these other companies shouldn't be considered in estimating your volatility. Also explain how you determined that increasing volatility by 500 basis points adjusted for leverage. Revise the disclosure to indicate you used comparable entities to estimate volatility.

ASC Operators, LLC Financial Statements, page F-71 through F-81

9. We acknowledge your response to comment 61 and it is still not apparent how a subsidiary of Surgical Care Affiliates, LLC, which is the Company's operating subsidiary, owns 49% of ASC Operators but do not own 49% of the Sacramento facilities. Please revise your disclosures to explain and reconcile such that the ownership percentage is transparent to the reader.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Helena K. Grannis, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, New York 10006